Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement (No. 333-168569) on Form N-1A of Equinox EquityHedge U.S. Strategy Fund, a series of the Equinox Funds Trust, of our report dated August 29, 2014, relating to our audit of the financial statements and financial highlights, which appear in the Annual Report on Form N-CSR of Equinox EquityHedge U.S. Strategy Fund, a series of Equinox Funds Trust, as of June 30, 2014 and for the period from September 9, 2013 (commencement of operations) through June 30, 2014.

We also consent to the references to our Firm under the captions “Independent Registered Public Accounting Firm” and “Portfolio Holdings Disclosure” appearing in the Statement of Additional Information and “Financial Highlights” appearing in the Prospectus, which is part of this Registration Statement.

/s/ McGladrey LLP

Denver, Colorado

October 28, 2014